UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                        American Physician Partners, Inc.
                  --------------------------------------------
                                (Name of issuer)

                    Common Stock, $0.0001 par value per share
                  --------------------------------------------
                         (Title of class of securities)

                                    028880102
                  --------------------------------------------
                                 (CUSIP number)

                                 August 3, 1999
                  --------------------------------------------
             (Date of Event which requires filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this schedule is filed:

                                                |_| Rule 13d-1 (b)
                                                |X| Rule 13d-1 (c)
                                                |_| Rule 13d-1 (d)

CUSIP No. 028880102                    13G                     Page 2 of 8 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation
                                                                              _
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York

NUMBER OF                  5      SOLE VOTING POWER
SHARES                            0
BENEFICIALLY                      SHARED VOTING POWER
OWNED BY                   6      2,318,841
EACH                              SOLE DISPOSITIVE POWER
REPORTING                  7      0
PERSON WITH                       SHARED DISPOSITIVE POWER
                           8      2,318,841

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,318,841

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       _
         CERTAIN SHARES                                             |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.7%

12       TYPE OF REPORTING PERSON

         HC, CO

CUSIP No. 028880102                    13G                     Page 3 of 8 Pages



 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BT Capital Partners SBIC, L.P.
                                                                              _
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|
 3     SEC USE ONLY

 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware

NUMBER OF                  5      SOLE VOTING POWER
SHARES                            0
BENEFICIALLY                      SHARED VOTING POWER
OWNED BY                   6      2,318,841
EACH                              SOLE DISPOSITIVE POWER
REPORTING                  7      0
PERSON WITH                       SHARED DISPOSITIVE POWER
                           8      2,318,841

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,318,841

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       _
         CERTAIN SHARES                                             |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.7%

12       TYPE OF REPORTING PERSON

         PN

Item 1(a).     Name of Issuer:

               American Physician Partners, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 3600 Chase Tower, 2200 Ross Avenue, Dallas, Texas, 75201.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Bankers Trust Corporation ("BTCorp") and BT Capital Partners SBIC, L.P. ("BTCP" and, together with BTCorp, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of BTCorp is 130 Liberty Street, New York, NY 10006.

               The principal place of business of BTCP is 130 Liberty Street, New York, NY 10006.

Item 2(c).     Citizenship:

               The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is common stock $0.0001 par value per share (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                    _
               (a) |_| Broker or dealer registered under section 15 of the Act;
                    _
               (b) |_| Bank as defined in section 3(a)(6) of the Act;
                    _
               (c) |_| Insurance  Company as defined in section  3(a)(19) of the
                       Act;
                    _
               (d) |_| Investment  Company  registered  under  section 8 of  the
                       Investment Company Act of 1940;
                    _
               (e) |_| An  investment  adviser  in  accordance  with Rule  13d-1
                       (b)(1)(ii)(E);
                    _
               (f) |_| An employee benefit plan, or endowment fund in accordance
                       with Rule 13d-1 (b)(1)(ii)(F);
                    _
               (g) |_| A parent holding  company or control person in accordance
                       with Rule 13d-1 (b)(1)(ii)(G);
                    _
               (h) |_| A savings  association  as defined in section 3(b) of the
                       Federal Deposit Insurance Act;
                    _
               (i) |_| A church plan that is excluded from the  definition of an
                       investment   company   under   section  3(c)(14)  of  the
                       Investment Company Act of 1940;
                    _
               (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Common Stock as set forth on the applicable cover page.

          (b)  Percent of class:

               Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    None.

               (ii) shared power to vote or to direct the vote:

                    Each of the  Reporting  Persons has the shared power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

               (iii) sole power to dispose or to direct the disposition of:

               None.

               (iv) shared power to dispose or to direct the disposition of:

                    Each of the  Reporting  Persons  has  the  shared  power  to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The Common Stock was acquired by BTCP, which is a wholly-owned subsidiary of BTCorp.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1999


                                           BANKERS TRUST CORPORATION



                                           By:  /s/ James T. Byrne
                                              ----------------------------------
                                              Name:   James T. Byrne
                                              Title:  Senior Vice President
                                                      and Secretary

                                                                       EXHIBIT 1


                    Consent of BT Capital Partners SBIC, L.P.


          The undersigned agrees that the Schedule 13G executed by Bankers Trust Corporation to which this statement is attached as an exhibit is filed on behalf of Bankers Trust Corporation and BT Capital Partners SBIC, L.P. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  August 12, 1999



                                           BT CAPITAL PARTNERS SBIC, L.P.



                                           By:  /s/ Heide Silverstein
                                              ----------------------------------
                                              Name:   Heide Silverstein
                                              Title:  Director